UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 7, 2026

VOLATO GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-41104	86-2707040
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1954 Airport Road, Suite 124

Chamblee, GA 30341

(Address of principal executive offices) (zip code)

844-399-8998

Registrant’s telephone number, including area code

(former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock	SOAR	NYSE American LLC
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $287.50	SOARW	OTC Markets Group, Inc.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders

A special meeting of stockholders (the “Special Meeting”) of Volato Group, Inc. (the “Company”) was held in a virtual-only format on May 7, 2026 at 9:00 a.m., Eastern Time, via live webcast. Proxies were solicited pursuant to the Company’s proxy statement filed on April 13, 2026 (the “Proxy Statement”) with the United States Securities and Exchange Commission (“SEC”) under Section 14(a) of the Securities Exchange Act of 1934, as amended. As of April 17, 2026, the record date for the Special Meeting, the number of shares of common stock outstanding and entitled to vote at the Special Meeting was 38,903,163. The number of shares of common stock present or represented by valid proxy at the Special Meeting was 15,140,570, representing approximately 38.92% of the total number of shares of common stock entitled to vote at the Special Meeting, which constituted a quorum to conduct business. Each share of common stock was entitled to one vote with respect to matters submitted to the Company’s stockholders at the Special Meeting.

Set forth below are the final voting results on the proposals considered and voted upon at the Special Meeting, each of which is more fully described in the Proxy Statement. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Proxy Statement.

Proposal 1 - The Merger Proposal

A proposal to (i) approve and adopt the Merger Agreement between Volato, Merger Sub, and M2i Global, pursuant to which, among other things, Merger Sub will merge with and into M2i Global, with M2i Global surviving as a wholly owned subsidiary of Volato, and (ii) approve the transactions contemplated by the Merger Agreement, including the Merger. A copy of the Merger Agreement was attached to the Proxy Statement as Annex A. This proposal was approved and the final voting results were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON VOTES
13,053,706	158,282	8,614	1,919,968

Proposal 2 - The Stock Issuance Proposal

A proposal to approve, for the purpose of complying with the NYSE American LLC Company Guide Sections 712(b) and 713(b), the issuance of 20% or more of the issued and outstanding shares of Volato Common Stock as Merger Consideration pursuant to the Merger Agreement, which will result in a change of control of Volato. This proposal was approved and the final voting results were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON VOTES
12,968,426	227,255	24,921	1,919,968

Proposal 3 - The Election of Directors Proposal

A proposal to approve the election of seven directors to serve staggered terms on the Combined Company’s board of directors. Each director nominee was approved and the final voting results were as follows:

DIRECTOR	FOR	AGAINST	ABSTAIN	BROKER NON VOTES
Matt Liotta	12,963,796	9,012	247,794	1,919,968
Alan Gaines	12,971,776	0	248,826	1,919,968
Douglas MacLellan	12,971,555	0	249,047	1,919,968
Michael Sander	12,974,677	0	245,925	1,919,968
Major General (Ret.). Alberto Rosende	12,977,757	0	242,845	1,919,968
Douglas Cole	12,968,220	0	252,382	1,919,968
Anthony Short	12,968,223	0	252,379	1,919,968

Proposal 4 - The Name Change Proposal

A proposal to approve an amendment to Volato’s Second Amended and Restated Certificate of Incorporation, which will effect a change in the Company’s name from “Volato Group, Inc.” to “M2i Global, Inc.”. A copy of the proposed name change amendment was attached to the Proxy Statement as Annex B. This proposal was approved and the final voting results were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON VOTES
14,968,822	157,378	14,370	0

Proposal 5 - The Stock Incentive Plan Proposal

A proposal to approve the M2i Global, Inc. 2026 Stock Incentive Plan. A copy of the M2i Global, Inc. 2026 Stock Incentive Plan was attached to the Proxy Statement as Annex C. This proposal was approved and the final voting results were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON VOTES
12,829,822	364,186	26,594	1,919,968

Proposal 6 - The Reverse Stock Split Proposal

A proposal to grant the Volato Board the discretion to amend Volato’s Second Amended and Restated Certificate of Incorporation to effect a reverse stock split at a ratio not less than one-for-two and not greater than one-for-twenty five, with the exact ratio to be set within that range at the discretion of the Volato Board without further approval or authorization of the Volato stockholders. A copy of the proposed reverse stock split amendment was attached to the Proxy Statement as Annex D. This proposal was approved and the final voting results were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON VOTES
14,405,224	603,495	131,851	0

The Adjournment Proposal described in the Proxy Statement was not presented at the Special Meeting because there were sufficient votes at the time of the Special Meeting to approve the adoption of the proposals described above. No other matters were submitted to or voted on by the Company’s stockholders at the Special Meeting.

Based on the final results of the Special Meeting, the Merger is expected to be consummated, subject to the satisfaction or waiver of certain closing conditions as described in the Merger Agreement and the Proxy Statement.

Item 7.01 Regulation FD Disclosure

On May 7, 2026, the Company issued a press release announcing the preliminary results of the Special Meeting. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1.

The information in this Item 7.01, including Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Forward Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the securities laws. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words or variation of words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “projects,” “forecasts,” “targets,” “would,” “will,” “should,” “goal,” “could” or “may” or other similar expressions. Forward-looking statements provide management or the board’s current expectations or predictions of future conditions, events, or results. All statements that address operating performance, events, or developments that may occur in the future are forward-looking statements, including statements regarding the challenges associated with executing our growth strategy, developing, marketing and consistently delivering high-quality services that meet customer expectations. All forward-looking statements speak only as of the date they are made and reflect the Company’s good faith beliefs, assumptions, and expectations, but they are not guarantees of future performance or events. Furthermore, the Company disclaims any obligation to publicly update or revise any forward-looking statement, except as required by law. By their nature, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Factors that might cause such differences include, but are not limited to, a variety of economic, competitive, and regulatory factors, many of which are beyond the Company’s control, that are described in the Company’s periodic reports filed with the SEC including its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, subsequent reports filed with the SEC, and other factors that the Company may describe from time to time in other filings with the SEC. You should understand that it is not possible to predict or identify all such factors and, consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

Additional Information about the Proposed Transaction and Where to Find It

This communication relates to a potential transaction (the “Transaction”) involving M2i Global and Volato. Volato filed with the SEC a Current Report on Form 8-K with respect to the execution of the definitive agreement and a Registration Statement on Form S-4 (File No. 333-292132) (as amended, the “Registration Statement”), which was declared effective on April 10, 2026 and includes a definitive proxy statement/prospectus. Volato may file other relevant materials with the SEC in connection with the potential Transaction. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Volato or M2i Global has filed or will file with the SEC or send to its shareholders or investors in connection with the potential Transaction. VOLATO’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY VOLATO WITH THE SEC IN CONNECTION WITH THE POTENTIAL TRANSACTION, OR INCORPORATED BY REFERENCE THEREIN, IN THEIR ENTIRETY. Copies of the Registration Statement, the definitive proxy statement/prospectus, and all other relevant materials for the potential Transaction filed, or that will be filed, with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the potential Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed Transaction is expected to be implemented solely pursuant to the legally binding definitive agreement which was filed as an exhibit to the Current Report on Form 8-K filed by Volato with the SEC on July 29, 2025, and which contains the material terms and conditions of the proposed Transaction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press Release dated May 7, 2026.

104	Cover Page Interactive Data File (embedded with the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2026

Volato Group, Inc.

By:	/s/ Mark Heinen
Name:	Mark Heinen
Title:	Chief Financial Officer